Tony M. Ricci Inc.

Chartered Accountant	Suite 1304 925 West Georgia Street Vancouver, B.C. V6C 3L2 Tel: (604) 669-3013 Fax: (604) 669-3015

February 11, 2005

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Attention: Compliance Branch, Capital Markets Regulation Division

Alberta Securities Commission
4th Floor, 300 – 5th Avenue S.W.
Calgary, Alberta, T2P 3C4

Attention: Executive Director

Ontario Securities Commission
Suite 800 20 Queen Street
West Toronto, Ontario M5H 3S8

Attention: Corporate Finance Department

Dear Sirs/Mesdames:

Change of Auditor of American Bonanza Gold Mining Corp. (the “Company”)

I acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated February 11, 2005 given by the Company to myself and KPMG LLP.

Based on my information as of this date, I agree with the statements set out in the Notice.

Yours truly,

TONY M. RICCI INC.

“Tony M. Ricci Inc.”